

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2024

Olivier Roussy Newton
Chief Executive Officer and Executive Chairman
Defi Technologies, Inc.
198 Davenport Road
Toronto, Ontario
Canada M5R 1J2

> **Re: Defi Technologies, Inc.**
> **Form 40FR12B filed September 16, 2024**
> **File No. 001-41056**

Dear Olivier Roussy Newton:

We have reviewed your filing and have the following comment(s).

Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 40FR12B</u>

<u>General</u>

1. Please provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act"). Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter end, identifying each constituent part of the numerators and denominators for each company. Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

    Without limiting the generality of the foregoing question, please (i) provide factual support and a comprehensive, detailed legal analysis addressing whether the Company views "digital assets loaned" and "digital assets staked" to be "investment securities" as defined under Section 3(a)(2) of the 1940 Act and (ii) provide the value of the SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, and COTI held by each company, which the Commission has stated have been offered and sold as securities under the federal securities laws . In this regard, we refer you to the complaints filed by the Securities and Exchange Commission against Binance Holdings Limited, BAM Trading Services Inc., BAM Management US Holdings Inc., and Changpeng Zhao and Coinbase, Inc. and Coinbase Global, Inc.

2. Please provide a comprehensive, detailed legal analysis regarding whether the (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

3. Please confirm your understanding that we may have additional comments on the disclosure included in your registration statement and incorporated by reference in a subsequent comment letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Corey Jennings, Special Counsel, at (202) 551-3258 or Michael Coco, Chief, at (202) 551-3253 with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance